Exhibit 99.1

Goldcorp Reports Second Quarter 2016 Results; Expansions Approved at Peñasquito and Musselwhite

(All amounts in US$ unless stated otherwise)

VANCOUVER, July 27, 2016 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) today reported its second quarter 2016 results and a decision to proceed with expansions at both its Peñasquito and Musselwhite mines.

Second Quarter 2016 Highlights

•	Gold production(1) of 613,400 ounces at all-in sustaining costs(1)(3) ("AISC") of $1,067 per ounce, compared to 908,000 ounces at AISC of $853 per ounce in 2015. Lower gold production was expected in the second quarter mainly due to planned lower ore grades, a 10-day mill shutdown for planned maintenance at Peñasquito and the exhaustion of surface stockpiles at Cerro Negro which contributed significantly to mill feed in 2015. Further, a slower than expected ramp up after the mill shutdown at Peñasquito and the decision to accelerate a large workforce reduction at Cerro Negro had a short-term, negative impact on second quarter gold production.
•	2016 guidance reconfirmed for gold production of between 2.8 and 3.1 million ounces, at AISC of between $850 and $925 per ounce. Production is expected to increase in the third and fourth quarter as the plant at Peñasquito returned to normal operations in July and higher grades are expected from a number of mines. AISC are expected to decrease as a result of higher production.
•	Approximately 50% of targeted $250 million sustainable annual efficiencies identified. Workforce reductions and other improvement initiatives are underway at Cerro Negro which are expected to deliver approximately $65 million of annual efficiencies. Additionally, approximately $55 million in annual administrative cost savings were identified in July and are expected to be fully realized in 2017 as the decentralization of the Company was initiated with a one-third decrease in the number of employees at corporate and regional offices. The Company is on schedule to achieve its $250 million efficiency target by 2018.
•	Adjusted operating cash flows(1,2) of $307 million, compared to $523 million in 2015. The decrease in adjusted operating cash flows in the second quarter of 2016 compared to 2015 was primarily due to lower production, partially offset by an increase in the realized gold price.
•	Net loss of $78 million, or $0.09 per share, compared to net earnings of $392 million, or $0.47 per share, in 2015. Net earnings in 2015 included non-recurring after-tax gains on the sale of non-core assets of $358 million, or $0.43 per share. Second quarter 2016 earnings were negatively impacted by lower production, partially offset by an increase in the realized gold price.
•	Project pipeline advanced: expansions approved at Peñasquito and Musselwhite; Kaminak Gold acquisition closed and Coffee project acquired. During the quarter, the Company advanced its project pipeline with the completion of the Hoyle Deep project at Porcupine. In addition, the Company received Board approval to proceed with the Pyrite Leach Project at Peñasquito ("PLP"), with an expected capital investment of approximately $420 million, and the Materials Handling Project at Musselwhite, with an expected capital investment of approximately $90 million, each of which are expected to increase gold production commencing in 2019. The acquisition of Kaminak, and its Coffee project in the Yukon, Canada was completed after quarter end and is expected to provide the Company with a medium-term opportunity for low-cost, high return gold production to complement a robust pipeline of expansion opportunities at existing mines.

"While lower production was expected in the second quarter, the decision to accelerate a significant organizational restructuring had a short-term, negative impact on gold production.  With the decentralization of our business well underway and new mine management installed at the majority of our operations to reflect the new business model, Goldcorp is poised to deliver better gold production and cost performance," said David Garofalo, Goldcorp President and CEO.  "We continued to advance our robust project pipeline with the decision to proceed to construction with high rate of return expansions at our Peñasquito and Musselwhite mines."

ORGANIZATION STRENGTHENED

Going forward, the mine general managers will have much greater accountability for growing the net asset value of their individual businesses. The focus of the corporate office will be to provide oversight and allocate capital.  To those ends, mine management changes were undertaken and the Company reduced the number of employees at the corporate and regional offices by approximately one-third.

As part of the organizational re-design, the Company has strengthened the senior management team with the recruitment of several key individuals.  Paul Harbidge has been appointed Senior Vice-President ("SVP"), Exploration reporting to George Burns, Executive Vice President ("EVP") and Chief Operating Officer.  Paul will be responsible for the development, implementation and management of the global exploration function, within the decentralized model.  Paul brings over 20 years of mining experience to Goldcorp, most recently as head of exploration at Randgold Resources.  Paul holds a Bachelor of Science in Geology from Kingston University in the UK, as well as a Master of Science in Mineral Exploration and Mining Geology from Leicester University in the UK.

Jason Attew has been appointed SVP, Corporate Development & Strategy, reporting to Russell Ball, EVP and Chief Financial Officer ("CFO").  Jason will lead the optimization of the Company's portfolio of assets, while evaluating new opportunities that are consistent with the strategy of increasing net asset value per share.  Jason is a mining and metals banking executive with over 20 years of experience and holds a Bachelor of Science from the University of British Columbia, as well as a Master of Business Administration from Queen's University in Ontario.

Wade Bristol has been appointed SVP, Canada, reporting to George Burns.  Wade joined Goldcorp in July 2014 as the Vice President, Mine Improvement & Support.  Prior to Goldcorp he served in various General Manager capacities for Newmont Mining in North America.  Wade has a Bachelor of Science in Mining Engineering Degree from Montana Tech of the University of Montana.

Steven Thomas has been appointed to the new role of CFO, Canada, reporting to Wade Bristol and David Splett has been appointed to the new role of CFO, Latin America reporting to Joe Dick, SVP, Latin America.  As part of the regional leadership teams, Steven and David will provide financial analysis, interpretation and metrics to facilitate strategic decision making related to the management of the regional businesses.

Steven brings over 30 years of financial experience, with the last 13 years in the mining industry with De Beers Canada Inc.  Steven holds a Bachelor of Science Joint Honours Degree in Accountancy and Economics from the University of Wales in the UK, and is a Fellow of the Institute of Chartered Accountants.

David brings with him over 24 years of experience in the resource industry, most recently as VP Finance for Mosaic Corporation.  David holds a Bachelor of Arts, Economics from the University of Regina, a Master of Arts, Management Systems from the University of Hull in the UK, as well as an MBA from Queens University in Ontario and is a Certified Management Accountant.

During the second quarter of 2016, the Company began implementing a company-wide program to optimize all areas of Goldcorp's business and deliver $250 million in sustainable annual efficiencies by 2018.  Cerro Negro began the implementation of a substantial workforce reduction and along with other improvement initiatives is expected to provide increased efficiencies of approximately $65 million.  In addition, approximately $55 million of administrative cost savings have been identified through the reduction of employees at corporate and regional offices by approximately one-third as part of the broader decentralization effort.  The Company is undertaking a comprehensive optimization effort at each of the mine sites that is expected to allow it to achieve the balance of the $250 million target.

FINANCIAL AND OPERATING RESULTS REVIEW

(millions except where noted)	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Gold production[1] (ounces)	613,400	908,000	1,397,100	1,633,000
Gold sales[1] (ounces)	616,000	903,000	1,415,000	1,730,000
Operating cash flows	$234	$528	$293	$579
Adjusted operating cash flows[1,2]	$307	$523	$396	$641
Net earnings (loss)	$(78)	$392	$2	$305
Net earnings (loss) per share	$(0.09)	$0.47	$0.00	$0.37
By-product cash costs[1,4] (per ounce)	$728	$547	$631	$565
AISC[1,3] (per ounce)	$1,067	$853	$936	$868

Net loss and net loss per share in the second quarter of 2016 and the net earnings and net earnings per share in 2015 were affected by, among other things, the following non-cash or other items that management believes are not reflective of the performance of the underlying operations:

(millions except where noted)	Three months ended June 30, 2016			Three months ended June 30, 2015
	Pre-tax	After-tax	Per share	Pre-tax	After-tax	Per share
Negative deferred tax effects of foreign exchange on tax assets and liabilities and losses	$-	$60	$0.07	$-	$10	$0.01
Restructuring costs	$16	$11	$0.01	$-	$-	$-
Gains on dispositions of, and dilution of ownership interest in, mining interests	$-	$-	$-	$(414)	$(358)	$(0.43)

Total cash costs on a by-product basis for the second quarter of 2016 were $728 per ounce compared to $547 per ounce for the second quarter of 2015.AISC for the second quarter of 2016 were $1,067 per ounce, compared to $853 per ounce in the second quarter of 2015.  The higher AISC was primarily a result of lower sales volumes at Peñasquito, Cerro Negro and Red Lake, partially offset by lower production costs and the favorable impact of the strengthening US dollar against the Argentine and Mexican pesos and the Canadian dollar.

As of June 30, 2016, the Company had total liquidity of approximately $3.2 billion, including $0.3 billion in cash, cash equivalents and money market investments and $2.9 billion in available credit.  The Company's $3 billion revolving credit facility was recently extended by a year to June 22, 2021.

OPERATIONS REVIEW AND GUIDANCE

The Company reconfirmed 2016 gold production guidance between 2.8 and 3.1 million ounces at AISC between $850 and $925 per ounce. Third and fourth quarter production is expected to increase over the second quarter as Peñasquito returns to normal operations after its maintenance shutdown and grades are expected to increase at a number of mine sites.  In addition, AISC are expected to decrease in the third and fourth quarter as compared to the second quarter of 2016 as a result of higher production.

With the approval to proceed to construction of the PLP and the Materials Handling Project, and the addition of the Coffee Project, growth capital for 2016 is expected to increase by approximately $90 - $100 million to approximately $190 - $200 million.

Peñasquito, Mexico (100%-owned)

Brian Berney has been appointed Mine General Manager at Peñasquito.  Brian has a successful track record of bringing projects to operations and his focus on continuous improvement and safe production will help bring Peñasquito to the next stage of productivity and efficiency.  Brian comes to Goldcorp with broad mining and project development experience in large operations including Teck's Quebrada Blanca mine, leading and participating in Barrick's Pueblo Viejo and Pascua Lama Projects, and leading the Technical Services areas in former Placer Dome operations.  Brian holds a Bachelor's degree in Civil Engineering from the University of Queensland.

Second quarter gold production totaled 36,000 ounces at an AISC of $3,094 per ounce. AISC were significantly higher compared to the second quarter of 2015, primarily as a result of lower gold production and lower by-product revenues.  Production declined compared to the second quarter of 2015 as a result of lower ore grade and recovery from the upper transitional ore and low grade stockpiles in 2016 compared with 2015, when ore was being sourced from the heart of the deposit. Additionally, production declined as a result of a shutdown for 10 days for plant maintenance and a longer than anticipated period to ramp the plant up to full production due to a variety of restart issues. The plant has operated normally in July.

Over the next three years, mining activities in the pit are expected to be focused on lower grade ore in the upper parts of the Peñasco pit while stripping is emphasized to ensure an economically optimal pit shell design to maximize the net asset value of the operation.    By 2019, Peñasquito's gold production is expected to benefit from an improvement in mined grades as it recommences mining higher grades at the bottom of the Peñasco pit and significantly enhanced metallurgical recoveries with the planned completion of the recently approved PLP.  Further information on PLP is described within the 'Project Pipeline Review' below.

At the Northern Well Field project, 15% of the total fresh water production was commissioned by June 30 and the balance is expected to be completed by the end of the third quarter of 2016.

Cerro Negro, Argentina (100%-owned)

Vern Baker has been appointed Mine General Manager at Cerro Negro.  Vern has more than 30 years of mining experience, including more than 10 years as Mine General Manager of multiple open pit and underground operations, working for Barrick, Teck and Antofagasta, among others.  Vern holds a Bachelor's degree of Science in Mining Engineering from the Mackay School of Mines at the University of Nevada and an MBA from Stanford University.

Second quarter gold production totaled 86,000 ounces at an AISC of $808 per ounce.  Production decreased compared to the second quarter of 2015 as a result of lower mill tonnage processed due to the exhaustion of surface stockpiles which contributed significantly to mill feed in 2015.  While underground ore production improved from 2015 levels, productivity was negatively affected by a large workforce reduction as part of the restructuring process that commenced during the second quarter.  This reduction resulted in a five-day shutdown of the site in May.   These reductions and other improvement initiatives, which have been undertaken in order to reduce the large labour productivity gap between this mine and the Company's North American operations, are expected to deliver approximately $65 million in annual efficiencies.

The Marianas Complex Life of Mine Study is progressing and is focused on developing an optimal mine design, development execution plan and production schedule to maximize net asset value for Cerro Negro.  The short-term plan is to enable ore development from Mariana Norte in 2017 to provide a third source of ore which would allow the mill to be operated at its designed capacity of 4,000 tonnes per day in 2018.

During the second quarter of 2016, exploration continued to focus on resource and reserve expansion from surface drilling at the Marianas Complex, with 24,263 metres drilled at the Emilia and Mariana Norte Este B veins. Additional reserve expansion at these two zones has the potential to further enhance the value of synergies being developed by the Marianas Complex Life of Mine Study.

The most significant result received to date at the Emilia Vein, which is interpreted to be a fault offset structure to the east of the Mariana Central mine, was in hole MDD-16041 which intersected 4.66 metres true width at 149.17 g/t Au and 858.2 g/t Ag in a step-out approximately 150 meters to the east of the December 31, 2015 inferred resource boundary.  The most significant result received at Mariana Norte Este B was in hole MDD-16053 which intersected 15.47 metres true width at 31.22 g/t Au and 184.0 g/t Ag, in a step-out approximately 135 metres east of the main December 31, 2015 inferred resource body and 100 metres up dip of the nearest hole from the 2015 drilling program.  Both of these holes are noteworthy in that they are step-out holes greater than 100 meters to the east of the December 31, 2015 inferred resource boundaries, represent grade thicknesses in excess of deposit averages, and additional ore grade results have been encountered in nearby holes.

Pueblo Viejo, Dominican Republic (40%-owned)

Second quarter gold production totaled 100,000 ounces at an AISC of $587 per ounce.  Gold production increased compared to the second quarter of 2015 primarily due to higher grades.  Silver production increased compared to the second quarter of 2015 primarily due to higher recoveries due to the preg-robbing characteristics of ore processed in 2015.

Éléonore, Quebec (100%-owned)

Second quarter gold production totaled 74,000 ounces at an AISC of $919 per ounce.  Gold production increased compared to the second quarter of 2015 as a result of higher throughput and grades.  AISC decreased as a result of substantially higher production.  Higher tonnes processed were the result of greater tonnes mined as mining continued across four horizons compared to two in the second quarter of 2015.  Higher grades were the result of improved stope designs after accounting for the folding and faulting of the ore body.  The focus continues to be on optimizing stope designs to lower dilution. Work on the production shaft continued and is expected to be fully operational by the end of 2016, which will result in increased efficiencies and reduced operating costs.

During the second quarter of 2016, exploration drilling was focused on the 494 area (below 650 metres) and tested the deep projection of the south and central portion of the deposit (below 1,000 metres). In the third quarter of 2016, exploration will be focusing on the 494 zone, on the deep projection of the south and central portion of the deposit and on the upper horizons (upper 650 metres).

Red Lake, Ontario (100%-owned)

Bill Gascon has been appointed Mine General Manager at Red Lake.  Bill joined Goldcorp in October 2013 as the Mine General Manager of Musselwhite and under his leadership has significantly improved the profitability of the mine.  He has more than 20 years of underground mining experience.  He originally started his mining career as an underground miner and has progressed through to a senior operational leadership level by taking on roles of increasing scope and responsibility.  Prior to Goldcorp he was the Underground Mine Manager at Barrick's Hemlo Operation.

Second quarter gold production totaled 73,000 ounces at an AISC of $958 per ounce.   Production decreased compared to the second quarter of 2015 due to lower grades processed and lower mill throughput.  Production from the Upper Red Lake zones continues to increase with the completion of a more efficient material handling system and improved mining efficiencies through the conversion to bulk mining.  As expected, lower grades and lower tonnes from the High Grade Zone and Campbell offset these improvements.  Trade-off studies continued to advance on the rationalization of the infrastructure with results expected by year-end.

During the second quarter of 2016, exploration drilling focused on the R Zone, Upper Red Lake and Far East and HG Young.

Porcupine, Ontario (100%-owned)

Marc Lauzier has been appointed Mine General Manager at Porcupine.  Marc has held roles with increasing responsibility including Manager of Mining at Red Lake and Mine General Manager of Porcupine.  His most recent role at Goldcorp was Vice President, Operational Support, Canada & US.

Second quarter gold production totaled 73,000 ounces at an AISC of $844 per ounce.   Production increased compared to the second quarter of 2015 as a result of higher grades and recoveries, offset by lower tonnes processed.  Grades were positively impacted by increased Hollinger pit material displacing lower grade stockpile material and higher grades from Dome underground.  Lower milled tonnes were due to the longer grinding time required for Hollinger material to optimize recovery as well as lower tonnes from Dome underground.  The Dome underground has deferred closure activities, which were previously scheduled for mid-2016.  With the recent increase in gold prices and operating cost reductions that have resulted in higher margins, the site is determining options to extend mine life.

The Hoyle Deep project was completed early in the quarter and has allowed for more efficient movement of personnel and material to the lower levels of the mine.  Since completion, travel time has been reduced by two hours per shift, and together with increased production levels in 2016 has resulted in an additional 100 meters of development per month.  Further production increases beyond the current 1,000 tonnes of ore per day are expected as development expands and efficiencies from the new infrastructure are leveraged.

Musselwhite, Ontario (100%-owned)

Peter Gula has been appointed Mine General Manager at Musselwhite.  Peter has over 27 years of mining experience.  He has held a variety of roles increasing in responsibility during his career at Goldcorp.  His most recent role was Operations Manager at Musselwhite.  Peter received a mining diploma from Haileybury School of Mines, holds a Bachelor Degree in Mining Engineering from Laurentian University and is a Professional Engineer of Ontario.

Second quarter gold production totaled 59,000 ounces at an AISC of $721 per ounce.  Production was essentially unchanged compared to the second quarter of 2015.  Following a decision to proceed with the Materials Handling Project, incremental production of approximately 20% is expected beginning in 2019.  Further information on the Materials Handling Project is described within the 'Project Pipeline Review' below.

PROJECT PIPELINE REVIEW

Peñasquito District

Pyrite Leach Project ("PLP") (100%-owned)

PLP was approved by the Board on July 27 and mobilization will commence in August 2016.  The project is expected to increase overall gold and silver recovery by treating the zinc tailings before discharge to the tailings storage facility. Based on a feasibility study entitled "Feasibility Study Report Peñasquito Metallurgical Enhancement Project" completed December 2015 by Fluor Canada Inc. (the "feasibility study"), the PLP is expected to recover approximately 40% of the gold and 48% of the silver currently reporting to the tailings. PLP is expected to add annual incremental production of approximately 100,000 – 140,000 gold ounces and approximately 4.0 – 6.0 million silver ounces.  Commercial production is expected in the first quarter of 2019.

Based on the feasibility study the project is expected to have an after-tax internal rate of return ("IRR") of approximately 17% at long-term gold and silver prices of $1,250 per ounce and $18.00 per ounce, respectively. Every $100 change in the gold price and $1.50 change in the silver price would impact the project IRR by approximately 2.5%.

The expected capital investment of approximately $420 million will be funded over the next three years in the following amounts:

Year	Amount
2016	$40 million
2017	$270 million
2018	$110 million
TOTAL	$420 million

PLP operating costs are expected to be approximately $1.75 per tonne.  The project has a minimal impact on the site water balance and will not require upgrades to the water supply as the Pyrite Leach processing plant recirculates existing plant processing water.

Camino Rojo (100%-owned)

At Camino Rojo, located approximately 50 kilometres from Peñasquito, the pre-feasibility study on the oxide resource continues to advance and is on track to be completed by the fourth quarter of 2016.

Musselwhite Materials Handling (100%-owned)

The Materials Handling System was approved by the Board on July 27.  Mobilizing a contractor for additional development will commence in August and the winze raisebore construction is expected to commence in December. Currently, mining is at a depth below 1,000 metres under Lake Opapimiskan and the truck haulage distance is 7.5 km to the 400 mL underground crusher.  This growth has resulted in a haul truck fleet size of 17 haul trucks, necessitating a more economical and practical means of transporting ore as the current ventilation system cannot support the additional haul truck fleet required to extend mine life.  The project will enable hoisting of ore through an underground winze and associated infrastructure which will result in reduced reliance on high-cost truck haulage by significantly reducing uphill truck haulage between the winze and underground crushers leading to improved energy efficiency, reduced ventilation requirements, reduced mining costs, enhanced production profile and potential to extend mine life through exploration success.

Based on an internal study, the project is expected to have an after-tax IRR of approximately 25% (exclusive of resources).

Following completion of the winze, which is expected in the first quarter of 2019, incremental production of approximately 20% is anticipated and operating costs are expected to be reduced by approximately 10% for the life of the mine.  The expected capital investment of approximately $90 million will be funded over the next three years in the following amounts:

Year	Amount
2016	$15 million
2017	$40 million
2018	$35 million
TOTAL	$90 million

Borden (100%-owned)

The Borden project, located 160 kilometres west of Porcupine, has the potential to further enhance the long-term economics of Porcupine.  A pre-feasibility study is underway to determine the optimization of a combined Borden-Porcupine operation and is expected to be completed during the first quarter of 2017.  An advanced exploration permit is expected to be received by late 2016 or early 2017 to allow for the construction of a ramp into the deposit and the extraction of a 30,000 tonne bulk sample, providing an underground platform for exploration drilling on a deposit that remains open at depth and laterally.  Exploration for the second quarter of 2016 continued to focus on discovery of additional resources along strike from the known Borden deposit as well as on high potential targets away from the main ore body, both to the east and northwest to look for new zones in the regional land package.

Red Lake (100%-owned)

At the HG Young deposit, a high-grade exploration discovery near the Red Lake operation, a concept study is advancing and is expected to be completed in the fourth quarter of 2016.  Assuming a positive business case from the concept study, a pre-feasibility study is expected to commence in the first half of 2017 with a decline from surface that will provide access to the higher confidence areas for further exploration and bulk sampling.  Exploration drilling has focused on increasing the confidence of the continuity of the mineralization and defining the plunge of the mineralization at 14 level.

At Cochenour, the focus during the second quarter continued on exploration drilling.  Drilling in the core area of the deposit (3,990 foot level) continues to increase data density and is moving to push the known mineralization downward toward the 5320 foot level.  Sill development along the Upper Main Zone commenced on both the 3990 and 4060 foot levels with all the material being stockpiled for processing through a sample tower in the third quarter.  A rigorous face sampling program was initiated this quarter and will allow reconciliation with the mined material.  During the second quarter, one economic test stope was successfully mined on the 5320 level and the results were as expected.  Further drilling, sampling and test mining is expected to be completed by the end of 2016.

Coffee (100%-owned)

Following the announcement of the closing of the transaction on July 19, 2016, the Company appointed Buddy Crill as Mine General Manager for the Coffee project.  Buddy joined Goldcorp in April 2015 as the Energy Manager for the Latin America region.   In July 2015, he accepted the role of Interim Director of Operations Support for the region to manage business improvement, supply chain, maintenance, and information technology/operations technology functions within the region.  Prior to joining Goldcorp he was with Barrick in a variety of roles, most recently as the Asset Manager at the Pueblo Viejo Mine.  Buddy holds a B.S. Electrical Engineering from the University of Idaho.

The Coffee Gold project ("Coffee"), is a structurally hosted hydrothermal deposit located approximately 130 kilometres south of the City of Dawson, Yukon. Coffee is a high-grade, open pit, heap leach mining project located in a top tier mining jurisdiction.  The Coffee land package, comprising over 60,000 hectares, demonstrates potential for near-mine discoveries, with mineralization remaining open along strike and at depth, and the potential for the discovery of a major new mineral system.

An expanded exploration program will commence in August and the Company expects to invest $15 million in 2016 with a focus on exploration, permitting process, infrastructure upgrades and basic engineering.

The Company has retained the core team of Kaminak geologists, including members of the initial discovery team to lead exploration activities. The drilling program is expected to follow-up on existing targets peripheral to existing resources and reserves, test potential gaps in the existing resource models and numerous near-surface oxide mineralization targets which have been identified with gold-in-soil anomalies while also investigating the potential for additional high-grade sulphide mineralization at depth.

The permit application is expected to be submitted to the authorities in the Fall of 2016 based on positive consultations with First Nations.  An Environmental Socioeconomic Assessment (ESA), Water Use License and Quartz Mining License will be permitted simultaneously.  The Company expects permitting and construction activities to take four years with first gold production targeted for the end of 2020.

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

This release should be read in conjunction with Goldcorp's second quarter 2016 interim consolidated financial statements and Management's Discussion and Analysis ("MD&A") report on the Company's website, in the "Investor Resources – Reports & Filings" section under "Quarterly Reports".

Conference Call and Webcast

Date:	Thursday, July 28, 2016
Time:	10:00 a.m. (PDT)
Webcast:	www.goldcorp.com
Dial-in:	1-800-355-4959 (toll-free) or 1-416-340-2216 (outside Canada and the US)
Replay:	1-800-408-3053 (toll-free) or 1-905-694-9451 (outside Canada and the US)
Passcode:	5644646

The conference call replay will be archived on the website until August 28, 2016.

Footnotes

1.	The Company has included non-GAAP performance measures on an attributable basis (Goldcorp share) throughout this document. Attributable performance measures include the Company's mining operations and projects and the Company's share from Alumbrera, Pueblo Viejo and NuevaUnión subsequent to the formation of the joint venture on November 24, 2015.

2.	Adjusted operating cash flows comprises Goldcorp's share of operating cash flows, calculated on an attributable basis to include the Company's share of Alumbrera, Pueblo Viejo and NuevaUnión's operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance and ability to operate without reliance on additional external funding or use of available cash.

In prior periods, adjusted operating cash flows was presented on an attributable basis before working capital changes to provide a consistent measure of the Company's performance of its core business operations as the Company, at times, can experience changes in working capital from one period to another. In the current quarter, the Company revised its presentation of adjusted operating cash flows to use operating cash flows as shown on the Company's statement of cash flows and adjusts it to include operating cash flows of the Company's associates. The Company believes this measure provides a better measure of cash available to the Company for financing and investing purposes.

The following table provide a reconciliation of net cash provided by operating activities in the consolidated financial statements to Goldcorp's share of adjusted operating cash flows:

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Net cash provided by operating activities of continuing operations	$234	$528	$293	$579
Adjusted operating cash flows provided by Alumbrera, Pueblo Viejo and NuevaUnión	$73	$(5)	$103	$55
Goldcorp's share of adjusted operating cash flows	$307	$523	$396	$634
Including discontinued operations
Adjusted operating cash flows – Wharf	-	-	-	$7
Goldcorp's share of adjusted cash flows including discontinued operations	$307	$523	$396	$641

3.	AISC include total production cash costs incurred at the Company's mining operations, which forms the basis of the Company's by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs, and reclamation cost accretion and amortization. The measure seeks to reflect the full cost of gold production from current operations, therefore growth capital is excluded. Certain other cash expenditures, including tax payments, dividends and financing costs are also excluded.

The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company's operational performance and ability to generate cash flows. AISC, as a key performance measure, allows the Company to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

The Company reports AISC on a gold ounces sold basis. This performance measure was adopted as a result of an initiative undertaken within the gold mining industry; however, this performance measure has no standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company follows the guidance note released by the World Gold Council, which became effective January 1, 2014. The World Gold Council is a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies.

The following tables provide a reconciliation of AISC per ounce to the consolidated financial statements:

Total cash costs: by- product	Corporate Administration	Exploration & evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce(1)
$75	$-	$-	$1	$55	$131	42	$3,094
45	-	-	2	21	68	85	808
48	-	3	-	17	68	71	958
63	-	-	-	4	67	73	919
48	-	1	3	10	62	73	844
36	-	1	-	7	44	61	721
77	-	3	3	8	91	99	937
-	50	(1)	-	8	57	-	88
$392	$50	$7	$9	$130	$588	504	$1,165
45	-	-	1	10	56	96	587
10	-	-	3		13	16	839
$447	$50	$7	$13	$140	$657	616	$1,067

Total cash costs: by- product	Corporate Administration	Exploration & evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce(1)
$59	$-	$-	$3	$63	$125	297	$416
79	-	-	-	24	103	130	792
55	-	8	-	17	80	92	879
63	-	-	-	8	71	43	1,656
55	-	-	4	22	81	74	1,103
37	-	2	1	6	46	60	761
78	-	2	4	25	109	109	1,006
-	53	2	-	10	65	-	71
$426	$53	$14	$12	$175	$680	805	$844
50		-	2	11	63	92	688
18		-	4	6	28	6	4,900
-		-	-	-	-	-	-
$494	$53	$14	$18	$192	$771	903	$853

Total cash costs: by- product	Corporate Administration	Exploration & evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce(1)
$136	$-	$1	$3	$112	$252	164	$1,542
94	-	-	4	35	133	213	624
94	-	6	1	38	139	155	895
119	-	-	-	15	134	143	942
95	-	1	6	22	124	148	840
66	-	3	-	12	81	128	633
163	-	5	7	15	190	211	903
-	107	1	-	12	120	-	83
$767	$107	$17	$21	$261	$1,173	1,162	$1,010
85	-	-	2	19	106	208	509
41	-	-	5	-	46	45	1,019
$893	$107	$17	$28	$280	$1,325	1,415	$936

Total cash costs: by- product	Corporate Administration	Exploration & evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce(1)
$137	$-	$1	$5	$103	$246	472	$521
176	-	-	1	39	216	291	743
109	-	14	1	43	167	199	836
63	-	-	-	8	71	43	1,656
103	-	1	7	35	146	128	1,138
80	-	4	1	15	100	116	856
148	-	4	10	59	221	211	1,051
-	108	4	-	19	131	-	76
$816	$108	$28	$25	$321	$1,298	1,460	$888
114	-	-	3	24	141	229	619
33	-	-	7	7	47	26	1,830
15	1			1	17	16	996
$978	$109	$28	$35	$353	$1,503	1,731	$868
(1) AISC may not calculate based on amounts presented in these tables due to rounding.

4.	The Company has included a non-GAAP performance measure - total cash costs: by-product in this document. Total cash costs: by-product incorporate Goldcorp's share of all production costs, including adjustments to inventory carrying values, adjusted for changes in estimates in reclamation and closure costs at the Company's closed mines which are non-cash in nature, and include Goldcorp's share of by-product silver, lead, zinc and copper credits, and treatment and refining charges included within revenue. Additionally, cash costs are adjusted for realized gains and losses arising on the Company's commodity and foreign currency contracts which the Company enters into to mitigate its exposure to fluctuations in by-product metal prices, heating oil prices and foreign exchange rates, which may impact the Company's operating costs.

In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs: by product per gold ounce to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes this measure provides investors and analysts with useful information about the Company's underlying cash costs of operations and the impact of by-product credits on the Company's cost structure and is a relevant metric used to understand the Company's operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company's management and other stakeholders to assess the net costs of gold production.

The Company reports total cash costs: by-product on a gold ounces sold basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies.

The following tables provide a reconciliation of total cash costs to reported production costs:
	Production costs(1)	By-Product Credits	Non-cash Reclamation and Closure Cost Obligations	Treatment and Refining Charges on Concentrate Sales	Other	Total Cash Costs: by- product	Ounces (000's)	Total Cash Costs: by- product per ounce(2)(3)
Three months ended June 30, 2016	$580	$(156)		$23		$447	616	$728
Three months ended June 30, 2015	$721	$(294)	$1	$51	$15	$494	903	$547
Six months ended June 30, 2016	$1,219	$(386)		$60		$893	1,415	$631
Six months ended June 30, 2015	$1,476	$(603)	$(21)	$97	$29	$978	1,731	$565
(1) $9 million and $26 million in royalties are included in production costs for the three and six months ended June 30, 2016, respectively (three and six months ended June 30, 2015–
$29 million and $53 million, respectively).
(2) Total cash costs: by-product per ounce may not calculate based on amounts presented in these tables due to rounding.

(3) If silver, lead, zinc and copper for Peñasquito, silver for Marlin, silver and copper for Pueblo Viejo, and copper for Alumbrera were treated as co-products, Goldcorp's share of total cash costs: co-product from continuing operations for the three and six months ended June 30, 2016, would be $716 and $657 per ounce of gold, $14.17 and $10.77 per ounce of silver, $2.11 and $2.20 per pound of copper, $1.17 and $0.86 per pound of zinc, and $1.49 and $0.99 per pound of lead, respectively (three and six months ended June
30, 2015 – $656 and $663 per ounce of gold. $8.24 and $8.95 per ounce of silver, $4.20 and $2.77 per pound of copper, $0.64 and $0.71 per pound of zinc, and $0.59 and $0.69 per pound of lead, respectively). Goldcorp's share of total cash costs: co-product, including discontinued operations, for the three and six months ended June 30, 2016, would be
$716 and $657 per ounce of gold, $14.17 and $10.77 per ounce of silver, $2.11 and $2.2 per pound of copper, $1.17 and $0.86 per pound of zinc, and $1.49 and $0.99 per pound of lead, respectively (three and six months ended June 30, 2015 – $656 and $665 per ounce of gold, $8.24 and $8.95 per ounce of silver, $4.20 and $2.77 per pound of copper,
$0.64 and $0.71 per pound of zinc, and $0.59 and $0.69 per pound of lead, respectively).

5.	The estimated effective tax rate is on net income exclusive of share-based compensation, the effects of foreign currency translation of deferred tax balances, impacts of foreign exchange fluctuation on tax losses and deductions and balances and other discrete events.

CERRO NEGRO EXPLORATION PROGRAM DRILL RESULTS TO JUNE 30, 2016

Hole ID	Deposit		From (m)	To (m)	Intercept m	True Thickness	Au g/t	Ag g/t	Comments
MDD-16001	MNE-B		467.90	472.80	4.90	3.25	8.25	47.90
MDD-16002	MNE-B		515.50	517.15	1.65	1.00	20.47	16.30
MDD-16002	MNE-B		529.90	538.80	8.90	5.42	13.14	141.70
MDD-16003	EMILIA		344.20	344.70	0.50	0.42	21.80	12.00
MDD-16003	EMILIA		350.90	351.40	0.50	0.43	7.22	94.00
MDD-16003	EMILIA		389.90	391.40	1.50	1.28	28.68	32.90
MDD-16004	MNE-B		462.25	470.80	8.55	6.88	19.23	90.40
MDD-16004	MNE-B	Including	468.00	470.80	2.80	2.25	46.24	229.20
MDD-16005	EMILIA		349.00	349.70	0.70	0.63	14.43	19.30
MDD-16005	EMILIA		358.50	368.10	9.60	8.64	21.11	53.10
MDD-16005	EMILIA	Including	365.40	366.75	1.35	1.21	86.53	126.90
MDD-16006	EMILIA		389.05	391.15	2.10	1.36	8.62	83.80
MDD-16007	MNE-B		509.45	513.90	4.45	3.02	8.01	56.20
MDD-16008	EMILIA		343.40	345.90	2.50	2.38	77.30	229.20
MDD-16009	MNE-B		503.35	505.05	1.70	1.23	18.21	220.90
MDD-16010	EMILIA		454.00	454.87	0.87	0.76	16.00	28.00
MDD-16011	MNE-B		571.95	579.80	7.85	4.10	23.05	28.63
MDD-16012	MNE-B								ABORTED
MDD-16013	EMILIA		401.10	409.00	7.90	6.41	8.09	9.80
MDD-16014	MNE-B								NSV
MDD-16015	EMILIA		309.00	320.00	11.00	10.59	19.24	135.10
MDD-16015	EMILIA	Including	313.90	317.90	4.00	3.85	35.27	321.70
MDD-16016	MNE-B								NSV
MDD-16017	EMILIA		310.25	324.75	14.50	13.31	10.66	20.80
MDD-16017	EMILIA	Including	314.75	319.00	4.25	3.90	24.90	46.70
MDD-16018	EMILIA		311.30	316.70	5.40	4.68	94.43	237.20
MDD-16018	EMILIA	Including	311.30	312.00	0.70	0.61	400.50	1,378.00
MDD-16019	EMILIA		379.00	386.00	6.70	6.02	12.10	20.70
MDD-16020	MNE-B		593.75	602.25	8.50	3.80	10.07	32.50
MDD-16021	MNE-B		556.25	559.50	3.25	1.44	9.97	39.40
MDD-16022	EMILIA		412.35	417.20	4.85	4.31	15.75	35.40
MDD-16023	EMILIA								NSV
MDD-16024	MNE-B								ABORTED
MDD-16025	EMILIA		230.40	233.40	3.00	2.83	17.88	108.20
MDD-16026	MNE-B		588.15	592.10	3.95	2.84	7.71	65.40
MDD-16027	EMILIA		399.30	400.30	1.00	0.71	9.29	172.00
MDD-16028	EMILIA		384.00	384.65	0.65	0.55	50.50	65.00
MDD-16029	EMILIA		423.53	424.50	0.97	0.93	7.91	5.00
MDD-16030	MNE-B								NSV
MDD-16031	MNE-B		556.55	562.70	6.15	3.94	8.82	65.60
MDD-16032	EMILIA								NSV
MDD-16033	EMILIA		445.00	447.00	2.00	1.63	5.83	12.50
Hole ID	Deposit		From (m)	To (m)	Intercept m	True Thickness	Au g/t	Ag g/t	Comments
MDD-16034	MNE-B								ABORTED
MDD-16035	MNE-B		437.00	438.90	1.90	1.48	57.14	104.90
MDD-16036	MNE-B		461.20	474.40	13.20	6.77	21.06	13.20
MDD-16037	EMILIA								NSV
MDD-16038	MNE-B		497.00	497.90	0.95	0.59	12.87	58.40
MDD-16038	MNE-B		502.00	510.50	8.50	5.50	13.60	55.10
MDD-16039	MNE-B								NSV
MDD-16040	EMILIA								ABORTED
MDD-16041	EMILIA		369.90	374.75	4.85	4.66	149.17	858.20
MDD-16041	EMILIA	Including	371.00	372.00	1.00	0.96	611.70	3,601.00
MDD-16042	EMILIA		394.70	395.55	0.85	0.74	8.87	8.00
MDD-16043	EMILIA								ABORTED
MDD-16044	MNE-B		512.85	513.65	0.80	0.49	10.60	191.00
MDD-16045	EMILIA		310.45	314.50	4.05	3.61	19.35	130.70
MDD-16046	EMILIA								NSV
MDD-16047	EMILIA		342.00	342.90	0.90	0.86	8.10	23.00
MDD-16047	EMILIA		354.50	355.25	0.75	0.64	6.47	38.00
MDD-16048	EMILIA								NSV
MDD-16049	MNE-B		448.20	453.70	5.50	3.75	17.72	126.60
MDD-16051	MNE-B								NSV
MDD-16052	EMILIA		393.15	398.25	5.10	4.54	9.76	77.40
MDD-16053	MNE-B		393.15	419.50	26.35	15.47	31.22	184.00
MDD-16053	MNE-B		423.80	425.15	1.35	0.76	7.57	62.21
MDD-16053	MNE-B		480.10	481.90	1.80	1.01	13.84	371.30
MDD-16054	EMILIA		402.75	407.30	4.55	3.45	16.33	60.40
MDD-16056	EMILIA								NSV
MDD-16057	EMILIA								NSV
MDD-16058	MNE-B		453.10	454.20	1.10	0.72	7.33	65.00

Footnotes:
1.	NSV = No significant value
2.	All gold and silver values are uncut
3.	True widths are estimated based on drill angle and interpreted vein geometry
4.	All samples were submitted for preparation to Bureau Veritas (formerly ACME) laboratories at its facility in Perito Moreno, Santa Cruz, Argentina. Pulps are then shipped to the BV facility in Santiago, Chile for analysis. All samples were analyzed using 50g charge fire assay with AA finish. Samples over 10 ppm gold or 100 ppm silver were reanalyzed using gravimetric finish. Select intervals are also analyzed for multiple elements by ICP. One in 40 samples was blank, one in 40 was a standard sample, and one in 40 was a preparation duplicate selected from coarse rejects.
5.	Andrew S. Tripp, Manager, Strategic Planning, Cerro Negro is the Qualified Person (QP) responsible for the Cerro Negro Exploration Program

Cautionary Note Regarding Reserves and Resources
Scientific and technical information contained in this press release was reviewed and approved by Gil Lawson, P.Eng., Vice President, Geology and Mine Planning for Goldcorp, and a "qualified person" as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") and NI 43-101, or the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves equivalent. All Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Information on data verification performed on the mineral properties mentioned in this press release that are considered to be material mineral properties to the Company are contained in Goldcorp's annual information form for the year ended December 31, 2015 and the current technical report for those properties, all available at www.sedar.com.

Cautionary Note to United States investors concerning estimates of measured, indicated and inferred resources: The Mineral Resource and Mineral Reserve estimates contained in this news release have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws and uses terms that are not recognized by the United States Securities and Exchange Commission ("SEC"). The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in accordance with the CIM -Definition Standards adopted by CIM Council on May 10, 2014 (the "CIM Definition Standards") which were incorporated by reference in NI 43-101. These definitions differ from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under United States securities laws. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. United States investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. A significant amount of exploration must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations if such disclosure includes the grade or quality and the quantity for each category of Mineral Resource and Mineral Reserve; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this press release containing descriptions of the Goldcorp's mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Cautionary Statement Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, or the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves (as defined above) and Mineral Resources (as defined above), the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold and other by-product metals, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold and other by-product metals price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables,  currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to international operations including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other by-product metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; risks related to the integration of acquisitions; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

SUMMARIZED RESULTS AND FINANCIAL STATEMENTS FOLLOW

SUMMARIZED FINANCIAL RESULTS
(in millions of United States dollars, except per share amounts and where noted)

		Three Months Ended
		June 30
Goldcorp's share (1)		2016	2015
Revenues		921	1,317
Gold produced (thousands of ounces)		613	908
Gold sold (thousands of ounces)		616	903
Silver produced (thousands of ounces)		5,300	10,400
Silver sold (thousands of ounces)		4,700	10,800
Copper produced (thousands of pounds)		14,400	8,600
Copper sold (thousands of pounds)		12,500	4,600
Lead produced (thousands of pounds)		17,100	47,500
Lead sold (thousands of pounds)		13,300	48,200
Zinc produced (thousands of pounds)		38,300	105,500
Zinc sold (thousands of pounds)		43,200	88,900
Average realized gold price (per ounce)		$1,277	$1,189
Average London spot gold price (per ounce)		$1,259	$1,193
Average realized silver price (per ounce)		$16.27	$14.00
Average London spot silver price (per ounce)		$16.78	$16.41
Average realized copper price (per pound)		$2.16	$2.67
Average London spot copper price (per pound)		$2.15	$2.75
Average realized lead price (per pound)		$0.80	$0.86
Average London spot lead price (per pound)		$0.78	$0.88
Average realized zinc price (per pound)		$0.95	$0.99
Average London spot zinc price (per pound)		$0.87	$1.00
Total cash costs – by-product (per gold ounce)		$728	$547
Total cash costs – co-product (per gold ounce)		$716	$656
All-in sustaining costs (per gold ounce)		$1,067	$853
All-in costs (per gold ounce)		$1,130	$1,028

Production Data:
Peñasquito:	Tonnes of ore mined (thousands)	9,032	11,666
	Tonnes of waste removed (thousands)	38,406	40,080
	Tonnes of ore milled (thousands)	6,607	10,065
	Average head grade (grams per tonne) – gold	0.39	1.31
	Average head grade (grams per tonne) – silver	21.76	28.81
	Average head grade (%) – lead	0.22	0.31
	Average head grade (%) – zinc	0.49	0.70
	Gold produced (thousands of ounces)	36	298
	Silver produced (thousands of ounces)	3,117	6,900
	Lead produced (thousands of pounds)	17,100	47,500
	Zinc produced (thousands of pounds)	38,300	105,500
	Total cash costs – by-product (per ounce)	$1,757	$194
	Total cash costs – co-product (per ounce of gold)	$1,304	$477
	All-in sustaining costs (per ounce)	$3,094	$416
Cerro Negro:	Tonnes of ore milled (thousands)	205	304
	Average mill head grade (grams per tonne) – gold	14.36	13.57
	Average mill head grade (grams per tonne) – silver	116.3	188.7
	Gold produced (thousands of ounces)	86	131
	Silver produced (thousands of ounces)	648	1,608
	Total cash costs – by-product (per ounce)	$529	$608
	Total cash costs – co-product (per ounce)	$599	$686
	All-in sustaining costs (per ounce)	$808	$792
Pueblo Viejo (40% share):	Tonnes of ore mined (thousands)	1,672	1,252
	Tonnes of waste removed (thousands)	2,204	2,602
	Tonnes of ore processed (thousands)	699	694
	Average mill head grade (grams per tonne) – gold	4.94	4.54
	Average mill head grade (grams per tonne) – silver	22.3	39.3
	Gold produced (thousands of ounces)	100	87
	Silver produced (thousands of ounces)	298	38
	Copper produced (thousands of pounds)	100	400
	Total cash costs – by-product (per gold ounce)	$473	$549
	Total cash costs – co-product (per gold ounce)	$499	$558
	All-in sustaining costs (per gold ounce)	$587	$688
Red Lake:	Tonnes of ore milled (thousands)	142	151
	Average mill head grade (grams per tonne)	16.31	18.45
	Gold produced (thousands of ounces)	73	91
	Total cash costs – by-product (per ounce)	$675	$602
	All-in sustaining costs (per ounce)	$958	$879
Éléonore:	Tonnes of ore milled (thousands)	444	388
	Average mill head grade (grams per tonne)	5.60	4.77
	Gold produced (thousands of ounces)	74	44
	Total cash costs – by-product (per ounce)	$857	$1,458
	All-in sustaining costs (per ounce)	$919	$1,656
Porcupine:	Tonnes of ore milled (thousands)	897	1,021
	Average mill head grade (grams per tonne)	2.75	2.30
	Gold produced (thousands of ounces)	73	72
	Total cash costs – by-product (per ounce)	$655	$759
	All-in sustaining costs (per ounce)	$844	$1,103
Musselwhite:	Tonnes of ore milled (thousands)	283	304
	Average mill head grade (grams per tonne)	6.80	6.56
	Gold produced (thousands of ounces)	59	61
	Total cash costs – by-product (per ounce)	$585	$616
	All-in sustaining costs (per ounce)	$721	$761
Los Filos:	Tonnes of ore mined (thousands)	2,324	4,013
	Tonnes of waste removed (thousands)	2,720	12,707
	Tonnes of ore processed (thousands)	2,437	3,945
	Average grade processed (grams per tonne)	0.80	0.88
	Gold produced (thousands of ounces)	66	67
	Total cash costs – by-product (per ounce)	$704	$919
	All-in sustaining costs (per ounce)	$822	$1,071
Marlin:	Tonnes of ore milled (thousands)	194	335
	Average mill head grade (grams per tonne) – gold	4.14	3.86
	Average mill head grade (grams per tonne) – silver	206	181
	Gold produced (thousands of ounces)	26	41
	Silver produced (thousands of ounces)	1,249	1,887
	Total cash costs – by-product (per ounce)	$1,051	$397
	Total cash costs – co-product (per ounce)	$1,122	$669
	All-in sustaining costs (per ounce)	$1,263	$904
Alumbrera (37.5% share):	Tonnes of ore mined (thousands)	2,916	3,857
	Tonnes of waste removed (thousands)	3,292	5,246
	Tonnes of ore milled (thousands)	3,155	3,082
	Average mill head grade (grams per tonne) – gold	0.30	0.24
	Average mill head grade (%) – copper	0.26	0.19
	Gold produced (thousands of ounces)	20	16
	Copper produced (thousands of pounds)	14,300	8,300
	Total cash costs – by-product (per gold ounce)	$701	$3,191
	Total cash costs – co-product (per gold ounce)	$766	$1,645
	All-in sustaining costs (per gold ounce)	$839	$4,900

Financial Data (including discontinued operations):
Cash flows from operating activities		$234	$528
Adjusted operating cash flows (Goldcorp's share) (2)		$307	$523
Net (loss) earnings		$(78)	$392
Net (loss) earnings per share – basic		$(0.09)	$0.47
Weighted average shares outstanding		832	830

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS
(In millions of United States dollars, except for per share amounts – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015
Revenues	$753	$1,188	$1,697	$2,205
Mine operating costs
Production costs	(499)	(640)	(1,027)	(1,260)
Depreciation and depletion	(232)	(356)	(503)	(678)
	(731)	(996)	(1,530)	(1,938)
Earnings from mine operations	22	192	167	267
Exploration and evaluation costs	(7)	(14)	(17)	(28)
Share of net earnings (loss) of associates and joint venture	28	(19)	64	16
Corporate administration	(50)	(53)	(107)	(108)
Restructuring costs	(16)	—	(39)	—
(Loss) earnings from operations, associates and joint venture	(23)	106	68	147
Gain (loss) on derivatives, net	—	8	1	(34)
Gain on dilution of ownership interest in associate	—	99	—	99
Gain on dispositions of mining interests, net of transaction costs	—	315	—	315
Finance costs	(35)	(43)	(69)	(70)
Other income (expenses), net	12	3	(6)	21
(Loss) earnings from continuing operations before taxes	(46)	488	(6)	478
Income tax (expense) recovery	(32)	(90)	8	(219)
Net (loss) earnings from continuing operations	(78)	398	2	259
Net (loss) earnings from discontinued operation	—	(6)	—	46
Net (loss) earnings	$(78)	$392	$2	$305

Net (loss) earnings per share from continuing operations
Basic	$(0.09)	$0.48	$—	$0.31
Diluted	(0.09)	0.48	—	0.31
Net (loss) earnings per share
Basic	$(0.09)	$0.47	$—	$0.37
Diluted	(0.09)	0.47	—	0.37

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(In millions of United States dollars – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015
Net (loss) earnings	$(78)	$392	$2	$305
Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to net (loss) earnings:
Unrealized gains on available-for-sale securities	36	—	55	1
Reclassification adjustment for impairment losses on available-for-
sale securities recognized in net earnings	—	1	—	4
Reclassification adjustment for realized gains on disposition of
available-for-sale securities recognized in net (loss) earnings	(5)	—	(9)	(1)
Reclassification of cumulative unrealized gains on shares of Probe
Mines Ltd. ("Probe") on acquisition	—	—	—	(3)
	31	1	46	1
Items that will not be reclassified to net (loss) earnings:
Remeasurements on defined benefit pension plans	(1)	1	(1)	(1)
Total other comprehensive income, net of tax	30	2	45	—
Total comprehensive (loss) income	$(48)	$394	$47	$305

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of United States dollars – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015
Operating activities
Net (loss) earnings from continuing operations	$(78)	$398	$2	$259
Adjustments for:
Dividends from associates	—	4	—	7
Reclamation expenditures	(8)	(18)	(16)	(32)
Items not affecting cash:
Depreciation and depletion	232	356	503	678
Share of net (earnings) loss of associates and joint venture	(28)	19	(64)	(16)
Share-based compensation	4	15	30	30
Unrealized (gains) losses on derivatives, net	(1)	(22)	(3)	4
Gain on dilution of ownership interest in an associate	—	(99)	—	(99)
Gain on disposition of mining interests, net of transaction costs	—	(315)	—	(315)
Revision of estimates and accretion of reclamation and closure cost obligations	6	5	13	33
Deferred income tax (recovery) expense	(7)	(29)	(81)	46
Other	25	12	26	2
Change in working capital	89	202	(117)	(18)
Net cash provided by operating activities of continuing operations	234	528	293	579
Net cash provided by operating activities of discontinued operation	—	—	—	7
Investing activities
Acquisition of mining interest, net of cash acquired	—	(4)	—	(43)
Expenditures on mining interests	(166)	(313)	(339)	(706)
Return of capital investment in associate	—	20	—	20
Proceeds from dispositions of mining interests, net of transaction costs	—	788	—	788
Interest paid	(6)	(19)	(15)	(49)
Proceeds (purchases) of money market investments and available-for-sale securities, net	27	(10)	27	(11)
Other	5	(1)	2	(1)
Net cash (used in) provided by investing activities of continuing operations	(140)	461	(325)	(2)
Net cash (used in) provided by investing activities of discontinued operation	—	(3)	—	97
Financing activities
Debt repayments	(1)	(9)	(3)	(12)
Credit facility (repayment) drawdown, net	(125)	(305)	125	(5)
Finance lease payments	(1)	—	(2)	—
Dividends paid to shareholders	(16)	(124)	(67)	(246)
Common shares issued	1	7	3	20
Other	(23)	21	(22)	21
Net cash (used in) provided by financing activities of continuing operations	(165)	(410)	34	(222)
Effect of exchange rate changes on cash and cash equivalents	(2)	(1)	—	(1)
(Decrease) increase in cash and cash equivalents	(73)	575	2	458
Cash and cash equivalents, beginning of the period	401	365	326	482
Cash and cash equivalents, end of the period	$328	$940	$328	$940

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(In millions of United States dollars – Unaudited)

	At June 30 2016	At December 31 2015
Assets
Current assets
Cash and cash equivalents	$328	$326
Money market investments	37	57
Accounts receivable	400	346
Inventories	462	469
Income taxes receivable	21	67
Other	73	66
	1,321	1,331
Mining interests
Owned by subsidiaries	17,508	17,630
Investments in associates and joint venture	1,914	1,839
	19,422	19,469
Investments in securities	106	51
Deferred income taxes	36	50
Inventories	213	255
Other	173	272
Total assets	$21,271	$21,428
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$515	$680
Debt	205	212
Income taxes payable	43	104
Other	54	53
	817	1,049
Deferred income taxes	3,657	3,749
Debt	2,603	2,476
Provisions	808	775
Finance lease obligations	265	267
Income taxes payable	155	161
Other	105	103
Total liabilities	8,410	8,580
Shareholders' equity
Common shares, stock options and restricted share units	17,638	17,604
Accumulated other comprehensive income (loss)	39	(6)
Deficit	(4,816)	(4,750)
	12,861	12,848
Total liabilities and shareholders' equity	$21,271	$21,428

SOURCE Goldcorp Inc.

%CIK: 0000919239

For further information: Lynette Gould, Director, Investor Relations, Goldcorp Inc., Telephone: (604) 695-1446, E-mail: info@goldcorp.com, www.goldcorp.com

CO: Goldcorp Inc.

CNW 18:36e 27-JUL-16